SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CH2M HILL Companies, Ltd.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

N/A

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person AP VIII CH2 Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person CH2 Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person OO

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VIII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person OO

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person OO

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,128,471 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,128,471 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,471 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person OO

13D

This Amendment No. 1 to Schedule 13D is filed jointly by the Reporting Persons (as defined below), and supplements and amends the Statement on Schedule 13D filed by the Reporting Persons on July 27, 2015 with respect to the common stock, par value $0.01, of CH2M HILL Companies, Ltd., a Delaware corporation (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on July 27, 2015, as amended.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

This Amendment No. 1 to Statement on Schedule 13D is filed jointly by (i) AP VIII CH2 Holdings, L.P., a Delaware limited partnership (“AP VIII CH2”), (ii) CH2 Holdings GP, LLC, a Delaware limited liability company (“CH2 Holdings GP”), (iii) Apollo Investment Fund VIII, L.P., a Delaware limited partnership (“AIF VIII”), (iv) Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”), (v) AIF VIII Management, LLC, a Delaware limited liability company (“AIF VIII LLC”), (vi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Apollo Management GP”), (viii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”  Following an internal reorganization, Apollo Advisors VIII, L.P, Apollo Capital Management VIII, LLC, APH Holdings, L.P. and Apollo Principal Holdings III GP, Ltd., which were included as reporting persons in the Statement on Schedule 13D filed on July 27, 2015, are no longer included as Reporting Persons.

The principal address of each of AP VIII CH2, CH2 Holdings GP and AIF VIII is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of each of Management VIII, AIF VIII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

AP VIII CH2 is principally engaged in the business of investment in securities of the Issuer.  CH2 Holdings GP serves as the general partner of AP VIII CH2, and is principally engaged in the business of serving as the general partner of AP VIII CH2.  AIF VIII is a member of CH2 Holdings GP and is principally engaged in serving as a member of CH2 Holdings GP and in directly and indirectly investing in securities.  Management VIII serves as the manager of CH2 Holdings GP and AIF VIII, and is principally engaged in serving as a manager and providing investment management services to CH2 Holdings GP and AIF VIII and other Apollo entities.  AIF VIII LLC serves as the general partner of Management VIII and is principally engaged in serving as the general partner of Management VIII.  Apollo Management serves as the sole member-manager of AIF VIII LLC and is principally engaged in serving as the sole member-manager of AIF VIII LLC, and as a shareholder or member and manager of other Apollo management entities.  Apollo Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member-manager of Apollo Management GP and is principally engaged in the business of serving as the general partner of Apollo Management GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management

Holdings and is principally engaged in the business of serving as the general partner of Management Holdings and as the sole shareholder, general partner or sole member and manager of other Apollo management entities.

Attached as Appendix A to Item 2 is information concerning the managers of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Pursuant to the terms of the Subscription Agreement, on April 11, 2016, AP VIII CH2 purchased an additional 1,607,200 shares of Series A preferred stock, par value $0.01 (the “Preferred Stock”) from the Issuer for an aggregate purchase price of $99,999,984 in cash.  Each share of the Preferred Stock is initially convertible into one share of common stock of the Issuer at the option of the holder.  AP VIII CH2 obtained the funds to purchase the shares of Preferred Stock from capital contributions from its limited partners.

Item 4.	Purpose of Transaction

Item 4 is hereby deleted in its entirety and restated as follows

All of the shares of Preferred Stock that are held of record by AP VIII CH2, and the shares of common stock of the Issuer that are issuable upon conversion of the Preferred Stock and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Preferred Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Preferred Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On April 11, 2016 when AP VIII CH2 acquired the 1,607,200 additional shares of Preferred Stock, AP VIII CH2 could have been deemed to beneficially own an aggregate of 4,905,178 shares of common stock, consisting of 4,821,600 shares of common stock issuable upon conversion of the shares of Preferred Stock held by AP VIII CH2 and 83,578 shares of common stock issuable with respect to dividends on the Preferred Stock which had accrued but not been paid as of March 11, 2016, which represented approximately 15.6% of the Issuer’s outstanding common stock as of March 11, 2016.  As a result of the accrual of additional dividends on the Preferred Stock since March 11, 2016, as of February 22, 2017, AP VIII CH2 may be deemed to beneficially own an aggregate of 5,128,471 shares of common stock, consisting of 4,821,600 shares of common stock issuable upon conversion of the shares of Preferred Stock held by AP VIII CH2 and 306,871 shares of common stock issuable with respect to dividends on the Preferred Stock which had accrued as of December 31, 2016 but not been paid, which represents approximately 17.0% of the Issuer’s outstanding common stock as of February 22, 2017.

(a)  See also the information contained on the cover pages of this Amendment No. 1 to Schedule 13D, which is incorporated herein by reference.  The percentage of common stock beneficially owned by each Reporting Person in the cover pages of this Amendment No. 1 to Schedule 13D is based on an aggregate of 30,256,433 shares of common stock, consisting of (i) 25,127,962 shares of common stock of the Issuer that were outstanding as of January 13, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 20, 2017, and (ii) 5,128,471 shares of common stock of the Issuer that are issuable upon conversion of the 4,821,600 shares of Preferred Stock of the Issuer held by AP VIII CH2, plus 306,871 shares of common stock issuable with respect to accrued dividends on the Preferred Stock which had accrued as of December 31, 2016 but have not been paid.

(b)         See the information contained on the cover pages of this Amendment No. 1 to Schedule 13D, which is incorporated herein by reference.

(c)          There have been no reportable transactions with respect to the Preferred Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)         Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Exhibit 1:                   Joint Filing Agreement dated as of February 24, 2017, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  February 24, 2017

AP VIII CH2 HOLDINGS, L.P.

By:	CH2 Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

CH2 HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO INVESTMENT FUND VIII, L.P.

By:	Apollo Advisors VIII, L.P.
its general partner

	By:	Apollo Capital Management VIII, LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

By:	AIF VIII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VIII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APPENDIX A

The following sets forth information with respect to the managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment No. 1 to Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers of Management Holdings GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as managers of Management Holdings GP and as executive officers, managers and directors, as the case may be, of other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the shares of common stock included in this report, as well as the shares of Preferred Stock held by any of the Reporting Persons, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose..